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August 26, 2005                                     Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
                                                   New York, New York 10019-5820

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VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS                     PHILIP O. BRANDES
                                                       Direct Tel (212) 506-2558
United States Securities and Exchange Commission       Direct Fax (212) 849-5958
100 F Street, N.E., Mail Stop 7010                   pbrandes@mayerbrownrowe.com
Washington, DC 20549
Attention: Tamara Brightwell

RE:   TAL INTERNATIONAL GROUP, INC.
      REGISTRATION STATEMENT ON FORM S-1
      FILED JUNE 30, 2005
      FILE NO.  333-126317

Dear Ms. Brightwell:

         On behalf of TAL International Group, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended (the "Securities Act")
and the applicable rules and regulations thereunder, amendment No. 1 to the registration statement on Form S-1 (File No. 333-126317) ("Amendment No. 1").
The registration statement was initially filed on June 30, 2005 (such initial filing, together with Amendment No. 1, being referred to herein as the
"Registration Statement").

         In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the
"Staff") in your letter dated July 22, 2005 to Mr. Brian M. Sondey. To facilitate your review of Amendment No. 1, this letter keys our responses to your comments and provides any requested supplemental information currently available. Where practicable, we have specifically identified the places where changes were made in Amendment No. 1. Unless otherwise indicated, references in our responses to page numbers refer to page numbers in Amendment No. 1.

         To expedite your review, we have enclosed five clean and five blacklined copies of Amendment No. 1.

                                     GENERAL
                                     -------

1.       Comment: Please include all information that is not subject to Rule
         430A in the next amendment, including a bona fide estimate of the range of the maximum offering price

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United States Securities and Exchange Commission
August 26, 2005

         for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3)
         of Regulation S-K. We may have further comments after reviewing this information.

         Response: The Company respectfully notes the Staff's comment. The
         Company intends to include the omitted information in a subsequent amendment to the Registration Statement and will not print and distribute preliminary prospectuses until the Staff has had sufficient time to review and comment on such disclosure.

2.       Comment: Please file all exhibits with your next amendment, or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

         Response: The Registration Statement has been revised to include certain additional exhibits. The Company intends to include the omitted exhibits in a subsequent amendment to the Registration Statement and will not print and distribute preliminary prospectuses until the Staff has had sufficient time to review and comment on such exhibits.

3.       Comment: Supplementally provide us with copies of any artwork you intend to include in the prospectus.

         Response: In response to the Staff's comment, the Company is supplementally providing the Staff under separate cover a color copy of the proposed inside front cover artwork.

                                      COVER
                                      -----

4.       Comment: Disclose that the selling shareholders include officers.

         Response: The cover of the prospectus has been revised in accordance with this comment.

5.       Comment: Please delete the term "Joint Book-Running Managers" from the cover. To the extent that you use the term elsewhere in the prospectus, please explain it.

         Response: The cover of the prospectus has been revised in accordance with this comment.

                               PROSPECTUS SUMMARY
                               ------------------

6.       Comment: We note your summary contains a lengthy description of the company's business, industry, competitive strengths and strategy. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary

United States Securities and Exchange Commission
August 26, 2005

         should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC Release No. 33-7497 (Jan. 28,1998).

         Response: The prospectus summary has been revised in accordance with this comment.

7.       Comment: We note statements such as "According to Drewry Shipping
         Consultants Limited..." and "According to Containerisation
         International..." with regard to TAL's position within the shipping container industry. Please supplementally provide us with copies of any reports or documents by these or other entities upon which you have relied in making statements about TAL and the shipping container industry in the prospectus. In addition, please tell us whether the reports you base this information on have been made available to the public or whether they were prepared for you.

         Response: Simultaneously with the delivery of this letter, the Company is supplementally providing the Staff under separate cover copies of each of the reports of Drewry Shipping Consultants Limited,
         Containerisation International and Clarkson Research Studies upon which the statements in the prospectus are based. None of these reports were specifically prepared in connection with this prospectus and the
         Company did not commission any specific research from Drewry Shipping
         Consultants Limited, Containerisation International or Clarkson
         Research Studies in connection with this prospectus. Each of the foregoing reports are, except as noted below, generally available to the public via subscription.

         The information regarding the Company's market share ranking set forth in the second paragraph of the prospectus summary was privately obtained from Containerisation International. Containerisation
         International failed to include in its June 2004 market share rankings the containers the Company manages on behalf of third parties. After the Company informed Containerisation International of this omission,
         Containerisation International revised the Company's market share ranking. The Company is supplementally providing the Staff under separate cover a copy of the revised market share ranking.

8.       Comment: Please revise this section to include a balanced description of your business. For example, to the extent that you discuss your business strategy in the summary, please balance it by briefly discussing the risks of implementing the strategy, such as the risk that equipment prices and lease rates may change unfavorably or you may be unable to meet future capital requirements.

         Response: The prospectus summary has been revised in accordance with this comment.

United States Securities and Exchange Commission
August 26, 2005

                                 THE ACQUISITION
                                 ---------------

9.       Comment: We note your disclosure on page 6 that prior to this offering you intend to enter into an asset securitization facility and a new senior secured credit facility. Please update to disclose the status of these new facilities and any new terms in your revised filing.

         Response: Effective August 1, 2005, the Company entered into the anticipated asset securitization facility and amended and restated its existing senior secured credit facility. The prospectus has been revised to reflect this refinancing of the Company's indebtedness.

                 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                 -----------------------------------------------

10.      Comment: Revise footnote 1 to your Summary Historical and Pro Forma
         Financial Data to provide sufficient justification for your presentation and to further explain how you use EBITDA and Adjusted
         EBITDA to assess financial performance. Also, provide a similar discussion in Management's Discussion and Analysis so that investors can better understand how you use EBITDA and Adjusted EBITDA

         Response: Each of the Summary Historical and Pro Forma Financial Data
         and the Management's Discussion and Analysis of Financial Condition and
         Results of Operations sections have been revised in accordance with this comment.

11.      Comment: Supplementally tell us whether the EBITDA definition used in the management agreement and defined in the senior subordinated credit agreement is the same as that presented on page 1(Prospectus Summary), page 38 (Management's Discussion and Analysis), and page 60 (Business).
         If so, you may refer to Question 10 of the staff's June 13, 2003 outline, Frequently Asked Questions Regarding the Use of Non-GAAP
         Financial Measures, for guidance in connection with your future periodic reports.

         Response: The EBITDA definition used in the management agreement and defined in the senior subordinated credit agreement are calculated differently than the EBITDA definition used in the prospectus. Use of these definitions in the prospectus would be inappropriate as they add back numerous non-cash items that are normally deducted in arriving at consolidated net income. Therefore, the EBITDA figures in the prospectus would be substantially higher were these definitions used.

                                  RISK FACTORS
                                  ------------

12.      Comment: Throughout this section, you state that you "cannot assure",
         "there can be no assurance", or you "cannot be sure [of]" various facts. The real risk, however, is not your inability to assure the reader or predict the outcome of various situations. Please revise so that the risk is clear.

United States Securities and Exchange Commission
August 26, 2005

         Response: The Risk Factor section of the prospectus has been revised in accordance with this comment.

13.      Comment: Include a risk factor discussing your management agreements and the fact that the parties to these agreements and their affiliates may engage in business transactions with no obligation to conduct the transactions through TAL, resulting in a potential conflict of interest and loss of business opportunities. In this regard, we note your disclosures on pages 84-85 as well as the fact that these entities are affiliates of beneficial owners.

         Response: The Company respectfully notes the Staff's comment. The
         Company has revised the prospectus to disclose that the management agreements will be terminated upon the consummation of the offering.
         Given that the management agreements will be so terminated, the Company respectfully submits that the suggested risk factor is no longer necessary.

14.      Comment: Some of your risk factors appear to state a risk that could apply to shipping container companies generally. Please review your risk factors and revise to state the specific risk to your company and its operations.

         Response: The Company respectfully notes the Staff's comment. The
         Company respectfully submits that many of the risks and contingencies faced by the Company are generally faced by participants in the industry as a whole. Given the fungibility of containers, these industry specific risks are more important to the Company than general industry risks are to other companies who operate in industries that are less commoditized. Accordingly, while the Company has reviewed the risk factors in response to the Staff's comment and has revised the prospectus in an attempt to better specify the risks it faces, the
         Company believes that investors should be aware of the more general risks applicable to the industry in which the Company operates as well.
         The Company feels this is particularly important given that only a limited number of participants in the Company's industry are publicly reporting companies and thus the amount of information regarding the risks facing the container leasing industry that is publicly available to investors is quite limited.

                WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH....
                ------------------------------------------------

15.      Comment: Disclose the amount of your annual debt service under your current credit facilities. Once you have entered into your new credit facilities, please update this information.

         Response: Effective August 1, 2005, the Company entered into the anticipated asset securitization facility and amended and restated its existing senior secured credit facility. This risk factor has been revised to disclose the Company's interest and debt expense for the fiscal year ended December 31, 2004, calculated on a pro forma basis.

United States Securities and Exchange Commission
August 26, 2005

                          RISKS RELATED TO THE OFFERING
                          -----------------------------

16.      Comment: Include a risk factor briefly describing the rights of holders of preferred stock compared to the rights of holders of common stock.
         For example, state, if true, that any and all cumulative dividends payable to preferred stockholders will be payable before the company could pay any dividends to common stockholders in the event the company declared a divided on the common stock. In addition, if true, state that upon a liquidation or dissolution of the company, any payments made to common stockholders as a return of their investment would be made after payments to preferred stockholders.

         Response: The Company respectfully notes the Staff's comment. The
         Company has revised the prospectus to disclose that all of the outstanding shares of the Company's preferred stock are expected to be converted into shares of common stock upon the consummation of the offering. Given that all of the preferred stock will be so converted in connection with the offering, the Company respectfully submits that the suggested risk factor is no longer necessary.

           POSSIBLE NON-COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002....
           ---------------------------------------------------------------

17.      Comment: We note your disclosure under the two risk factors discussed on page 24. Please tell us whether at the present time, the company is aware of any material weakness in internal controls. If the company believes that material costs will be required to improve controls or otherwise comply with Section 404 of the Sarbanes-Oxley Act of 2002, appropriate disclosure should be included in Management's Discussion and Analysis.

         Response: The Company is not currently aware of any material weakness in its internal controls. The Risk Factor section of the prospectus has been revised to disclose certain costs that may be incurred by the
         Company in connection with its compliance with the Sarbanes-Oxley Act of 2002.

                                 USE OF PROCEEDS
                                 ---------------

18.      Comment: Please state the approximate amount of the proceeds intended to be used for each purpose.

         Response: The Use of Proceeds section of the prospectus has been revised in accordance with this comment.

19.      Comment: As it appears that you are using proceeds of the offering to discharge indebtedness related to the acquisition transaction that was incurred within the prior year, you should include a discussion of the use of proceeds of such indebtedness, as well as the interest rate and maturity of the indebtedness. See Regulation S-K Item 504 Instruction
         4.

United States Securities and Exchange Commission
August 26, 2005

         Response: The Use of Proceeds section of the prospectus has been revised in accordance with this comment.

20.      Comment: We note your statements here and in the risk factor section on page 23 that you will retain broad discretion over the proceeds of the offering allocated to working capital and general corporate purposes, including potential strategic investments or acquisitions. Please be advised that if a material amount of the proceeds are to be used to acquire assets other than in the ordinary course of business, the assets and the costs associated with the purchase should be described.
         See Instruction 5 to Item 504 of Regulation S-K. In addition, you may reserve the right to change the use of proceeds; however, this reservation must be due to contingencies that are disclosed specifically, and the alternative uses of proceeds following these contingencies are indicated. See Instruction 7 to Item 504 of
         Regulation S-K, and revise your disclosure accordingly.

         Response: The Company respectfully notes the Staff's comment. The
         Company presently has not identified any specific strategic investment or acquisition for which it will apply any portion of the proceeds from this offering.

                                    DILUTION
                                    --------

21.      Comment: The dilution calculation should include any shares which officers, directors, promoters and affiliated persons have acquired in the last five years or which they currently have the right to acquire.
         See Regulation S-K Item 506. As such, you should revise your calculations to include any shares issuable upon the exercise of outstanding stock options or issuable to officers under the 2004
         Management Stock Plan.

         Response: The Company respectfully notes the Staff's comment. The
         Company intends to revise the Dilution section of the prospectus in accordance with this comment in a subsequent amendment to the
         Registration Statement and will not print and distribute preliminary prospectuses until the Staff has had sufficient time to review and comment on such disclosure.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                    ----------------------------------------
              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
              ----------------------------------------------------

22.      Comment: We note your adjustment (4). It is unclear how a gain could result from a pro forma adjustment based on purchase accounting. We note that $1,101,242,000 of the purchase price has been allocated to leasing equipment. We also note that the net carrying amount of leasing equipment in the December 31, 2003 balance sheet of the predecessor was
         $977,022,000 and that the predecessor made purchases of leasing equipment of $256,822,000 during the ten months ended October 31, 2004.
         If the purchase resulted in an allocation of less than the carrying amount in the historical statements of the predecessor at October 31,
         2004, please explain.

United States Securities and Exchange Commission
August 26, 2005

         Response: The Company engaged a third-party valuation expert to determine the appropriate purchase accounting allocation of the purchase price paid in connection with the Acquisition. The valuation process was performed in consideration of Statement of Financial
         Accounting Standards ("SFAS") No. 141, "Business Combinations," and
         SFAS No. 142, "Goodwill and Other Intangible Assets."

         Upon completion of the Acquisition, the Company revalued its assets and liabilities on the basis of this third-party valuation as required by purchase accounting. The overall net book value of the Company's container assets increased by $43.4 million as part of this process.

         However, while the overall net book value of the container assets increased, the net book value of the Company's older containers generally decreased. Prior to the Acquisition, the original cost of the
         Company's containers varied by manufacturing year and containers manufactured in the early 1990's had substantially higher original cost amounts than containers manufactured after 1996. The higher original cost of the older units was a result of the higher purchase price of containers in the early 1990's and the fact that many of the older containers were acquired by the Company through two business acquisitions that involved significant purchase premiums.

         In the purchase accounting with respect to the Acquisition, the valuation approach established a common original cost for each container type and depreciated this common original cost based on the appropriate number of years for each manufacturing vintage. The result of this value allocation methodology was to increase the net book value of younger containers and decrease the net book value of older containers.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------
                                     GENERAL
                                     -------

23.      Comment: We note on page 14 that the company purchases most of its containers in China. Discuss in management's discussion and analysis the likely impact on an increase in the value of the Chinese Yuan
         Renimbi.

         Response: The Business section of the prospectus has been revised in accordance with this comment.

          COMPARISON OF THREE MONTHS ENDED MARCH 31, 2005 TO THREE MONTHS ENDED
          ---------------------------------------------------------------------
                           MARCH 31, 2004, NET INCOME
                           --------------------------

24.      Comment: In your discussion of interim net income, emphasize that your net income for 2005 is primarily attributable to the gain on interest rate swaps and the gain on sale of leasing equipment rather than income generated from your leasing operations.

United States Securities and Exchange Commission
August 26, 2005

         Response: The Company respectfully notes the Staff's comment. The
         Management's Discussion and Analysis of Financial Condition and Results
         of Operations section of the prospectus has been revised to include a comparison of the six months ended June 30, 2005 to the six months ended June 30, 2004. The Company believes that this revised comparison appropriately takes into account all significant items of revenues and expenses during this period. The Company respectfully submits that in the revised six-month comparison, net income due to the interest rate swap is less significant and does not warrant special emphasis over and above the existing disclosure set forth in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the prospectus. In addition, the Company routinely sells leasing equipment in the ordinary course and respectfully submits that gains on sales of leasing equipment also does not warrant special emphasis over and above the existing disclosure set forth in the Management's
         Discussion and Analysis of Financial Condition and Results of
         Operations section of the prospectus.

          COMPARISON OF YEAR ENDED DECEMBER 31, 2004 (COMBINED) TO YEAR ENDED
          -------------------------------------------------------------------
                           DECEMBER 31, 2003, REVENUES
                           ---------------------------

25.      Comment: Please quantify the decrease in revenues that was due to the smaller fleet size and the decline in the per diem rates. See Item 303
         (a)(3)(iii) of Regulation S-K.

         Response: The Management's Discussion and Analysis of Financial
         Condition and Results of Operations section of the prospectus has been revised in accordance with this comment.

                           EXISTING CREDIT FACILITIES
                           --------------------------

26.      Comment: State the amount currently outstanding under the existing senior secured credit facility and the existing senior unsecured credit agreement. State the amount of borrowing capacity you have under these facilities as of the most recent practicable date. When you have entered into your new asset securitization facility and new secured credit facility, please update your disclosures accordingly.

         Response: Effective August 1, 2005, the Company entered into the anticipated asset securitization facility and amended and restated its existing senior secured credit facility. The discussion of the
         Company's asset securitization facility, senior secured credit facility and senior unsecured credit agreement have been revised to disclose the outstanding indebtedness and borrowing availability under each of these facilities as of a recent date.

United States Securities and Exchange Commission
August 26, 2005

                           NEW SECURITIZATION FACILITY
                           ---------------------------

27.      Comment: Revise to disclose whether the newly created special purpose entity will be a wholly-owned subsidiary of TAL. Please discuss the business purpose for creating the special purpose entity, the benefits to TAL of doing so, and any potential risks.

         Response: The discussion of the Company's asset securitization facility has been revised in accordance with this comment.

                       NEW SENIOR SECURED CREDIT FACILITY
                       ----------------------------------

28.      Comment: Revise to state, if true, that any containers sold to the special purpose entity will not be considered "eligible containers" for the purpose of calculating borrowing capacity under the new credit facility.

         Response: The discussion of the Company's senior secured credit facility has been revised in accordance with this comment.

                             CONTRACTUAL OBLIGATIONS
                             -----------------------

29.      Comment: Please revise your table of contractual cash obligations to include the following:

               o  Estimated interest payments on your debt;
               o  Estimated payments under interest rate swap agreements; and
               o  Planned funding of pension and other postretirement benefit obligations.

                  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the
                  table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. In this regard, also disclose the annual dividend requirement on the Series A preferred stock.

         Response: The Contractual Obligations section of the prospectus has been revised in accordance with this comment.

30.      Comment: We note in footnote (a) of the table summarizing contractual obligations that you intend to enter into a new securitization facility and a new senior secured credit facility. Accordingly, you should consider presenting a second table that reflects this expected refinancing.

United States Securities and Exchange Commission
August 26, 2005

         Response: The Contractual Obligations section of the prospectus has been revised to include a chart depicting the Company's contractual obligations on a pro forma basis for the refinancing and this offering.
         The Company intends to complete this chart in a subsequent amendment to the Registration Statement.

                                    BUSINESS
                                    --------

31.      Comment: Please include a reasonably detailed discussion of your business history in recent years. In this regard, we note the disclosures relating to the acquisition on page 6 and Note 1 to the financial statements on page F-7 relating to your business prior to the acquisition.

         Response: The Business section of the prospectus has been revised in accordance with this comment.

                                OPERATING LEASES
                                ----------------

32.      Comment: Disclose the typical sale age of your containers.

         Response: The discussion of Company's used container sales has been revised in accordance with this comment.

33.      Comment: Disclose the average term of your service leases.

         Response: The discussion of Company's services leases has been revised in accordance with this comment.

                                BOARD COMMITTEES
                                ----------------

34.      Comment: To the extent that you have established and appointed board committees prior to the completion of the offering, you should revise this section to identify the members of each committee.

         Response: The Company respectfully notes the Staff's comment. The
         Company intends to establish and appoint certain board committees prior to the completion of the offering and intends to include the identification of the members of each such committee in a subsequent amendment to the Registration Statement and will not print and distribute preliminary prospectuses until the Staff has had sufficient time to review and comment on such disclosure.

                       PRINCIPAL AND SELLING STOCKHOLDERS
                       ----------------------------------

35.      Comment: Briefly describe how each selling stockholder obtained the shares and indicate the nature of any position, office or other material relationship each selling

United States Securities and Exchange Commission
August 26, 2005

         stockholder has had within the past three years with the registrant or its predecessors or affiliates.

         Response: The Principal and Selling Stockholders section of the prospectus has been revised in accordance with this comment.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
              ----------------------------------------------------

36.      Comment: In the first paragraph, please delete the statement that the information provided is "qualified in its entirety by reference" to each applicable agreement. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation
         C. Make similar revisions elsewhere in the document as necessary.

         Response: The Certain Relationships and Related Party Transactions
         section of the prospectus has been revised in accordance with this comment.

                              MANAGEMENT AGREEMENTS
                              ---------------------

37.      Comment: Disclose here the relationship between you and each of the entities.

         Response: The Management Agreements section of the prospectus has been revised in accordance with this comment.

38.      Comment: Revise this section to discuss the services rendered by each company in connection with the acquisition transaction.

         Response: The Management Agreements section of the prospectus has been revised in accordance with this comment.

39.      Comment: We note that the management agreements with the Jordan
         Company, L.P. and Klesch & Company Limited are terminable by TAL upon the consummation of this offering. Please state whether the company has any plans to terminate either of the agreements upon consummation of the offering. Revise to disclose any termination fees that may be due upon termination of either agreement.

         Response: The Company has revised the prospectus to disclose that the management agreements will be terminated upon the consummation of the offering. No termination fees will be due upon termination of either management agreement.
                                  UNDERWRITING
                                  ------------

40.      Comment: Describe the various factors considered in determining the public offering price of the common stock as required by Item 505 of
         Regulation S-K.

United States Securities and Exchange Commission
August 26, 2005

         Response: The Company respectfully informs the Staff that a discussion of the various factors considered in determining the public offering price of the common stock is currently presented on page 99 of
         Amendment No. 1.

41.      Comment: We note the last paragraph on page 97. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the procedures will be identical to procedures reviewed by the Division's Office of Chief Counsel without objection. Please also include a brief description of any electronic distribution in the filing. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a similar description of their procedures.

         Response: The Company respectfully informs the Staff that Credit Suisse
         First Boston LLC, Deutsche Bank Securities Inc. and Jefferies &
         Company, Inc. do not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering.
         If we become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions we will promptly provide the Staff with a description of their respective procedures.

42.      Comment: If you intend to conduct a directed share program, please disclose this in the prospectus, and provide us supplementally with copies of all of the materials that you have sent or intend to send to directed share participants. We may have additional comments upon review of your response.

         Response: The Company respectfully informs the Staff that it does not intend to conduct a directed share program in connection with this offering.

43.      Comment: Please give us sufficient time to review your underwriting agreement prior to requesting effectiveness. We may have additional comments upon review of the agreement.

         Response: The Company respectfully notes the Staff's comment. The
         Company intends to file the underwriting agreement in a subsequent amendment to the Registration Statement and will not print and distribute preliminary prospectuses until the Staff has had sufficient time to review and comment on such agreement.

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

44.      Comment: The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement. It appears that updating to June 30, 2005 will be required. The pro forma information on pages 29 through 35 should also be updated.

United States Securities and Exchange Commission
August 26, 2005

         Response: The prospectus has been revised to include June 30, 2005 financial statements and pro forma data.

                                  BALANCE SHEET
                                  -------------

45.      Comment: The number of shares of common and preferred stock shown on the face of your balance sheet is inconsistent with your statement of stockholders' equity. We note also that prior to the consummation of the proposed offering, the company intends to declare a stock split of its common stock. Per share amounts should be revised to reflect the stock split. Please revise as appropriate. See SAB Topic 4C for guidance.

         Response: The inconsistency within the balance sheet contained in the prospectus has been corrected in accordance with this comment. Also, the Company respectfully notes the Staff's comment with respect to the proposed stock split. The Company intends to revise the prospectus in accordance with this comment in a subsequent amendment to the
         Registration Statement and will not print and distribute preliminary prospectuses until the Staff has had sufficient time to review and comment on such disclosure.

46.      Comment: Please expand the description of the preferred stock on the face of the balance sheet to indicate that it has an annual dividend rate of 12%. Disclose and highlight throughout the filing the preferred stock dividend requirement.

         Response: The balance sheet has been revised in accordance with this comment.

47.      Comment: We note that under the terms of the preferred stock, the company may at its sole option elect to redeem the preferred shares of
         Series A preferred stock, in whole or in part, at any time. Please advise us whether the company has contemplated redemption of the preferred stock at any time in the foreseeable future.

         Response: The Company respectfully notes the Staff's comment. The
         Company has revised the prospectus to disclose that all of the outstanding shares of the Company's preferred stock are expected to be converted into shares of common stock upon the consummation of the offering.

           NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
           ----------------------------------------------------------

48.      Comment: Note I discloses that the company has not yet completed the assessment of certain pre-acquisition contingencies relating to its acquisition of Trans Ocean Ltd and TAL International Corporation.
         Please expand your disclosure to describe the nature of the pre-acquisition contingencies and the information the company has arranged to obtain to resolve the contingencies.

         Response:  Note 1 has been revised in accordance with this comment.

United States Securities and Exchange Commission
August 26, 2005

49.      Comment: Reference is made to the allocation of the purchase price of
         TOL and TAL as reflected in the tabulation on page F-7. In that connection, we note that $73,570,000 has been allocated to goodwill. It does not appear that any amount has been allocated to customer lists or relationships. Please explain the apparent lack of any allocation to customer relationships in view of the disclosure under the caption,
         Customers, on page 69 and related disclosure under the caption,
         Competitive Strengths, on page 62. In addition, please provide us with an explanation of the procedures followed by the company to assure that all identifiable tangible and intangible assets acquired have been appropriately identified and valued. See EITF 02-17.

         Response: The Company engaged a third-party valuation expert to determine the appropriate purchase accounting allocation of the purchase price paid in connection with the Acquisition. The valuation process was performed in consideration of SFAS No. 141, "Business
         Combinations," and SFAS No. 142, "Goodwill and Other Intangible
         Assets."

         As a result of this valuation, it was determined that no part of the purchase price should be allocated to customer lists and relationships for the following reasons:

             o    the Company's customer base is limited and well-defined,
                  numerous publications regularly list the names of the
                  Company's customers, which are major shipping lines, provide information on their trade routes and rank such customers by business volume;

             o    due to the concentrated nature of the Company's customer base, most of the Company's competitors do business with the same customers as the Company;

             o    all of the Company's customers use multiple container-leasing companies; and

             o    as part of this valuation process, a value of $4.8 million was assigned to service and term leases, which represents the
                  value (based on the excess earnings approach) inherent in
                  these leases considering, among other factors, estimated
                  renewal rates and lease terms.

         While the Company's relationships are important in helping maintain communication with the Company's customers and in keeping the Company aware of potential leasing transactions, such relationships alone do not give the Company any unique competitive advantage in securing leasing transactions or in pricing the Company's leases above market levels.

               NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               ---------------------------------------------------
                                LEASING EQUIPMENT
                                -----------------

50.      Comment: Please provide an analysis of leasing equipment to show the composition by principal types of containers; dry freight, refrigerated and special.

United States Securities and Exchange Commission
August 26, 2005

         Response: The Company respectfully informs the Staff that the composition of leasing equipment is currently presented on pages 45, 63 and 64 of Amendment No. 1.

                                    GOODWILL
                                    --------

51.      Comment: Disclose the date or dates selected by the company for its annual assessment of goodwill impairment.

         Response: Note 2 has been revised in accordance with this comment.

                                  INCOME TAXES
                                  ------------

52.      Comment: Disclose the amount of undistributed earnings of foreign subsidiaries for which deferred income taxes have not been recognized.
         We note your disclosure on page F-12 as well as the disclosure in the last paragraph on page F-20 and the discussion on page F-14. It is unclear whether the agreement that transferred all pre-acquisition deferred income taxes to TFC included the impact of any undistributed earnings of foreign subsidiaries.

         Response: Note 2 has been revised in accordance with this comment.

                             NOTE 6 - STOCK OPTIONS
                             ----------------------

53.      Comment: Stock, options and warrants issued to employees, consultants, directors or others within one year prior to the filing of an initial public offering are presumed to be compensatory. Supplementally provide us with your calculations in this regard. We may have further comment after a review of your response, and after you disclose the estimated price range of your initial public offering. This comment also applies to the stock and options discussed in Note 15 (page F-24).

         Response: Since the incorporation of the Company, the only equity based awards issued by the Company to members of its management are as follows:



         --------------------- ----------------------- ----------------- ---------- -------------------------------
                                                         Total number    Exercise     Total Compensation Expense
                 Date              Type of award          of awards        price          (under APB No. 25)
         --------------------- ----------------------- ----------------- ---------- -------------------------------

           November 3, 2004    Employee stock options    3,950 shares      $1.00                 None
         --------------------- ----------------------- ----------------- ---------- -------------------------------
           November 3, 2004         Common stock       3,333.33 shares     $1.00                 None
         --------------------- ----------------------- ----------------- ---------- -------------------------------
            April 1, 2005      Employee stock options   528.71 shares      $1.00               $122,394
         --------------------- ----------------------- ----------------- ---------- -------------------------------
            April 1, 2005           Common Stock        528.71 shares      $1.00               $122.394
         --------------------- ----------------------- ----------------- ---------- -------------------------------


         As described in the financial statements, the Company has elected to account for the equity-based awards to employees using the intrinsic method allowed under APB No. 25, "Accounting for Stock Issued to
         Employees" ("APB No. 25"). The Company's rationale regarding the computation of compensation expense for each of the above grants is as follows:

United States Securities and Exchange Commission
August 26, 2005

         November 3, 2004 Grant and Issuance Date:

         This grant was made contemporaneously with the initial capitalization of the Company. On that date, the Company sold 200,000 shares of its
         Series A 12.0% cumulative senior preferred stock (the "Preferred
         Stock") for $1,000.00 per share and 100,000 shares of its common stock
         (the "Common Stock") for $1.00 per share. The purchasers of these shares all paid cash and all such purchasers were completed on an arms length basis at fair value. It was noted that the purchasers of both the Preferred Stock and the Common Stock included the recipients of the stock options in this grant. However, these individuals represented only 3% of the total shares purchased on this date. In making its assessment of fair value of the Common Stock, the Company's Board of
         Directors concluded that the best evidence of the fair value on the date of this award is the actual cash paid by unrelated third parties for 97% of the Preferred Stock and Common Stock on this date. It should be noted that as of this date the Company had no assets or operations of its own and was formed expressly for completing the Acquisition described in the prospectus.

         April 1, 2005 Grant and Issuance Date:

         This grant was made in conjunction with the sale of certain shares of the Company's Preferred Stock and Common Stock to the additional employees receiving the awards (which did not include any of the employees that received the option grants on November 3, 2004 discussed above). While these recipients paid the same $1,000.00 per share for the Preferred Stock and $1.00 per share for the Common Stock as had previously been paid in the stock issuances on November 3, 2004 as described above, the Company's Board of Directors determined that these amounts no longer reflected the fair value of the Common Stock on this date. At this time, the Board of Directors recognized that the Company had been in operation for five months and had achieved profitable operating results. In addition, the Company had met with various underwriters to discuss and, in fact, commence the process of an initial public offering of the Company's common stock. Based on these factors, the Board of Directors determined that the fair value of the
         Common Stock on the date of this grant was $3,704 per share which amount represents the approximate average of the valuations of the
         Company suggested by the various underwriters in their discussions with the Company (which valuations were based upon the assumption that the
         Company was a public company). As the options have a four-year vesting period, the unearned compensation is being amortized ratably over such time. With respect to the Common Stock issued, as the agreements governing such issuances include call provisions which indicate that the redemption price increases over a four year period, the associated unearned compensation will be amortized ratably over a four year term.
         Therefore, in accordance with APB No. 25, the Company recorded $3.9 million of unearned compensation as of the April 1, 2005, and recognized $245,000 of compensation expense as of June 30, 2005. This amount does not reflect the changes in accounting for such awards required by SFAS No. 123(R), which the Company is required to adopt effective January 1, 2006.

United States Securities and Exchange Commission
August 26, 2005

                             OUTSIDE BACK COVER PAGE
                             -----------------------

54.      Comment: Include the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

         Response: The Company notes Item 502(b) of Regulation S-K, but it respectfully submits to the Staff that it would like to retain the dealer prospectus delivery obligation legend in its current position on page i of the Registration Statement. The Company respectfully informs the Staff that Credit Suisse First Boston LLC ("CSFB") has previously received specific approval from the Staff to include such legend on the inside front cover page by Shelley Parratt, the Deputy Director
         (Disclosure Operations) of the SEC's Division of Corporation Finance.
         The inside front cover position for the legend was allowed in a number of recent offerings underwritten by CSFB, such as the initial public offerings by CB Richard Ellis Group, Inc. (Registration Statement No.
         333-112867), Commercial Vehicle Group, Inc. (Registration Statement No.
         333-115708), Interline Brands, Inc. (Registration Statement No.
         333-116482), and PRA International (Registration Statement No.
         333-116424). Accordingly, we respectfully request relief from the
         Staff's instructions to move the dealer prospectus delivery obligation legend to the back cover page.

                                   SIGNATURES
                                   ----------

55.      Comment: Your registration statement must be signed by your principal executive officer, your principal financial officer, and your controller or principal accounting officer. In this regard, we note that Messrs. Sondey and Khan signed your registration statement but did not indicate the capacity or capacities in which they signed. Please revise to indicate which individuals fulfill each role. See Instruction
         1 to Form S-1.

         Response: The signatures have been revised in accordance with this comment.

                                    EXHIBITS
                                    --------

56.      Comment: Provide a currently dated consent from the independent registered public accountant in each amendment to the registration statement.

         Response: We have included a currently dated consent in Amendment
         No. 1.

United States Securities and Exchange Commission
August 26, 2005

Please do not hesitate to contact me at (212) 506-2558 if you have any questions or if we can be of further assistance.

Very truly yours,

/s/ Philip O. Brandes
Philip O. Brandes